EMERSON RADIO CORP. 610 Fifth Avenue, suite 311, New York, NY 10020 (212) 897-5440
April 2, 2009
Mr. Larry Spirgel
Assistant Director, Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Emerson Radio Corp.
Form 10-K for Fiscal Year Ended March 31, 2008
Filed July 11, 2008

Form 10-Q for Fiscal Period Ended September 30, 2008
File No. 001-07731
Dear Mr. Spirgel,
Emerson Radio Corp. (“Emerson” or the “Company”) has received your letter dated March 5, 2009 containing comments on the Company’s above referenced financial statements and the Company’s response dated February 12, 2009 to your initial letter dated January 29, 2009. As discussed in our phone call on March 18, 2009 with Melissa Kindelan, Staff Accountant, Emerson agreed to file this response by April 2, 2009. This letter on behalf of the Company responds to each of the comments set forth in your letter from March 5, 2009.
For convenience of reference, we have set forth your comments in italics below, with the Company’s response following each comment.
SEC Comment
1.	We note in your response to comment two you provided some information regarding your policy for recognizing license revenue. However, you do not state how or when that revenue is recognized. Please provide us with a revised draft disclosure, expanded to include these items.

Company Response
In calculating its earned license revenue, the Company utilizes the guidance provided by SAB104, Revenue Recognition; SAB101, Revenue Recognition in Financial Statements — Frequently Asked Questions and Answers Topic 13.A.3, Nonrefundable Payments; and SOP 00-2, Accounting by Producers or Distributors of Films.
Beginning with the Company’s Form 10-K for Fiscal Year Ended March 31, 2009, the Company will revise the paragraph titled, “Revenue Recognition” in Note 1 — Significant Accounting Policies to add language substantially as follows, which describes how and when the Company recognizes licensing revenue:
“The Company grants licensees the right to use the Company’s trademarks for a stated term for the manufacture and/or sale of consumer electronics and other products under agreements which require payment of either i) a non-refundable minimum guaranteed royalty or, ii) the greater of the actual royalties due (based on a contractual calculation, normally comprised of actual product sales by the licensee multiplied by a stated royalty rate, or “Sales Royalties”) or a minimum guaranteed royalty amount. In the case of (i), such amounts are recognized as revenue on a straight-line basis over the term of the license agreement. In the case of (ii), Sales Royalties in excess of guaranteed minimums are accounted for as variable fees and are not recognized as revenue until the Company has ascertained that the licensee’s sales of products have exceeded the guaranteed minimum. In effect, the Company recognizes the greater of Sales Royalties earned to date or the straight-line amount of minimum guaranteed royalties to date. In the case where a royalty is paid to the Company in advance, the royalty payment amount is initially recorded as a liability and recognized as revenue as the royalties are deemed to be earned according to the principles outlined above.”
SEC Comment
2.	We note in your response to comment four that beginning in January 2006 you began accruing costs you believed were likely to be incurred in connection with future sales of later generations of your iPod products. Your accruals were for future anticipated consideration to be provided to your customers, which included “buyback dollars” for previously sold products and “slottage fees” to secure future shelf space. It appears that an enforceable obligation to pay your customers for these items was not created upon the sale of the first generation of your iPod product. In fact, it appears that the purpose of the company paying for these items in the future would be to derive a future benefit. It is unclear to us why such costs were considered to be incurred by the company when selling the first generation of your iPod products when they clearly relate to sales of future products. Explain to us how the company incurred a legally enforceable obligation to pay its customers for these items, upon the sale of its first generation iPod products, or revise your financial statements. You should include in your response your detailed analysis explaining how this accrual was appropriate under the guidance in SFAS No. 5.
Company Response
It appears that the Company’s initial response to the Commission was not entirely clear with regard to the accounting principles relied upon to properly recognize reduced revenues on iPod products sold during the period from January 2006 through July 2008. To clarify, as detailed below, the Company relied primarily on EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer, not SFAS No. 5, Accounting for Contingencies.
As background, the Company has an extensive history in the consumer electronics industry. In this industry, maintaining solid relationships with customers obliges the Company to provide buydowns, reimbursements to a retailer for shortfalls in the sales price received for the vendor’s products, and slotting fees, a charge for space on a retailer’s store shelves, (collectively, the “Fees”). In the Company’s experience, retailers of consumer electronics products typically request financial assistance related to product previously purchased, often months or years subsequent to the initial sale. In the case of the Company’s iPod-compatible products (the “Products”), management estimated, based on the Company’s history and its long-standing relationships with its customers, the amount of Fees that would have to be given to buyers of the first generation of the Products.
The Company has accounted for the estimated Fees for sales of iPod-compatible products using the guidance provided in EITF 01-9. Upon considering the guidance of EITF 01-9, management of the Company concluded that the Fees were incurred upon the sale of the first generation of the Products and should be properly recorded as a reduction of revenues as the Company receives no identifiable benefit (goods or services) in exchange for the Fees (EITF 01-9 paragraph 9). The Company notes that EITF 01-9 provides specific guidance as to the accounting for buydown dollars and slottage fees within paragraph 11 which reads, in part: The Task Force observed that the separability aspect [...] will generally require slotting fees and similar product development or placement fees to be characterized as a reduction of revenue. Buydowns could never meet the separability aspect [...] and, therefore, should always be characterized as a reduction of revenue.
The Commission’s comment requests an explanation of how a legally enforceable obligation was created for these costs, using the guidance of SFAS No. 5. Management respectfully submits that SFAS No. 5 is not the most appropriate source of GAAP associated with such accruals; rather, the Company believes that these contra-revenue accruals are properly recorded as liabilities as detailed within EITF 01-9 paragraph 23. Management believes that the net selling price reflected in periodic revenues was the most accurate possible representation of the underlying economic substance of the sales transactions and properly matched costs to revenues at the time of the sale. This match was accomplished by reducing revenue to incorporate the anticipated consideration.
* * * * *
Finally, management of Emerson acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact the undersigned if you have any further questions or comments.
Sincerely,
/s/ Greenfield Pitts
Greenfield Pitts
Chief Financial Officer
Emerson Radio Corp.